      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1997


                                                      REGISTRATION NO. 333-18059

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                  ON FORM S-4


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              WHITTMAN-HART, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          7379                 36(3797833)
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                   Classification Code No.)      Identification
incorporation or organization)                                        No.)

311 SOUTH WACKER DRIVE, SUITE 3500, CHICAGO, ILLINOIS 60606-6618; (312) 922-9200

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               ROBERT F. BERNARD
                            CHIEF EXECUTIVE OFFICER
                              WHITTMAN-HART, INC.
311 SOUTH WACKER DRIVE, SUITE 3500, CHICAGO, ILLINOIS 60606-6618; (312) 922-9200

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                                NEAL WHITE, P.C.
                            MCDERMOTT, WILL & EMERY
                                227 WEST MONROE
                            CHICAGO, ILLINOIS 60606
                                 (312) 372-2000
                            ------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
     From time to time after this Registration Statement becomes effective.
                            ------------------------


    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                4,055,978 SHARES


[LOGO]                        WHITTMAN-HART, INC.

                                  COMMON STOCK


    The shares of common stock, $.001 par value per share ("Common Stock"), covered by this Prospectus may be offered and issued from time to time by Whittman-Hart, Inc. (the "Company") in connection with acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a) (1) (viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise under Rule 415 promulgated under the Securities Act. This Prospectus may also be used, with the Company's prior consent, by persons who have received or will receive shares in connection with acquisitions and who wish to offer and sell such shares under circumstances requiring or making desirable its use. See "Securities Covered by this Prospectus."



    The Common Stock is traded on the Nasdaq National Market under the symbol "WHIT." On May 5, 1997, the last reported sale price of the Common Stock was $22 1/8 per share. See "Price Range of Common Stock."


                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE DATE OF THIS PROSPECTUS IS MAY 7, 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................    9
Securities Covered by this Prospectus.....................................    9
Price Range of Common Stock...............................................   11
Dividend Policy...........................................................   11
Selected Financial Data...................................................   12
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   13
Business..................................................................   18
Management................................................................   26
Principal Stockholders....................................................   32
Certain Transactions......................................................   33
Description of Capital Stock..............................................   34
Legal Matters.............................................................   36
Experts...................................................................   36
Additional Information....................................................   36
Index to Financial Statements.............................................  F-1


                            ------------------------

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DESCRIBED IN "RISK FACTORS."

                            ------------------------

    Whittman-Hart-Registered Trademark-, Making Information Technology Work-Registered Trademark- and We Are IT-Registered Trademark- are registered service marks of the Company. Windows-Registered Trademark- is a registered trademark of Microsoft Corporation. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS
PROSPECTUS: (I) GIVES RETROACTIVE EFFECT TO A 2 FOR 1 SPLIT OF THE SHARES OF COMMON STOCK, $.001 PAR VALUE PER SHARE (THE "COMMON STOCK"), EFFECTED ON DECEMBER 10, 1996 AND A 4 FOR 1 SPLIT OF THE SHARES OF COMMON STOCK EFFECTED ON APRIL 3, 1996, AND (II) REFLECTS THE CONVERSION OF THE COMPANY'S REDEEMABLE CONVERTIBLE PREFERRED STOCK, $.001 PAR VALUE PER SHARE (THE "REDEEMABLE PREFERRED STOCK"), INTO 1,912,148 SHARES OF COMMON STOCK ON MAY 2, 1996. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO THE "COMPANY" OR "WHITTMAN-HART" INCLUDE THE AFFILIATED ENTITIES INVOLVED IN THE REORGANIZATION DESCRIBED IN "THE COMPANY."

                                  THE COMPANY



    Whittman-Hart, Inc. ("Whittman-Hart" or the "Company") provides strategic information technology ("IT") business solutions designed to improve its clients' productivity and competitive position. The Company offers its clients a single source for a comprehensive range of services required to successfully design, develop and implement integrated solutions in the client/server, open systems, midrange and mainframe computing environments. Among the services offered by the Company are systems integration; strategic IT planning; software development; package software implementation; business process reengineering; organizational change management; networking and connectivity; conventional and multimedia documentation and training; design and implementation of collaborative computing solutions; and design and implementation of electronic commerce solutions (such as Internet/intranet and electronic data interchange). The Company believes this breadth of services fosters long-term client relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology.




    Whittman-Hart's marketing efforts focus on middle market companies ranging from $50 million to $500 million in annual revenues and divisions of Fortune 1000 companies. The Company serves clients in a broad range of industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology. The Company employs consultants with business experience in these areas to enhance its ability to understand industry-specific business issues and develop unbiased IT solutions to address these issues. Many of the Company's clients have maintained ongoing relationships with Whittman-Hart over multiple years, spanning a variety of projects and services.



    The demand for IT consulting services has increased rapidly in recent years and is continuing to grow because: (i) businesses and other organizations are becoming more reliant on IT for their competitive success; (ii) companies are migrating from centralized, mainframe-based computer systems to distributed client/server environments; (iii) widespread organizational downsizing requires improved business process efficiencies; (iv) IT solutions have become more complex; and (v) organizations do not generally possess the quantity and variety of IT skills needed to execute complex IT projects. Whittman-Hart has competed successfully in this environment, experiencing a compound annual revenue growth rate of 60% since inception. For 1996, Whittman-Hart's revenues were $87.5 million, an increase of 76% from $49.8 million in 1995. From December 31, 1995 to December 31, 1996, the number of consultants increased 65% from 511 to 844.



    Whittman-Hart sells and delivers its services through a network of nine branch offices located in Chicago, Indianapolis, Milwaukee, Denver, Cincinnati, Cleveland, Columbus, Dallas and Peoria, as well as several client support centers. Based on its experience operating the existing branches, the Company has developed a branch expansion model. The Company intends to leverage this model through its national branch expansion strategy. The Company opened the branches in Cleveland and Columbus in December 1996 and expanded the Peoria location to a branch office in January 1997. Expansion plans for 1997 include significant growth of recently opened operations in Cleveland, Columbus and Peoria and establishing new branches in Grand Rapids and Atlanta. In support of its growth strategy, Whittman-Hart has made significant investments in its business and systems infrastructure, recruiting organization, training methodologies and marketing programs, all of which the Company believes will be necessary to support a significantly larger organization. The Company's growth strategy includes the following elements: (i) expanding service capabilities; (ii) increasing client penetration by cross-selling additional services; (iii) acquiring other firms to facilitate entry into new geographic markets or increase technical expertise; and (iv) seeking strategic relationships to share technical and industry knowledge and pursue joint marketing opportunities.

                             SUMMARY FINANCIAL DATA

                                                                     YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                         1992       1993       1994       1995       1996
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................................  $  18,632  $  23,422  $  29,543  $  49,822  $  87,491
  Gross profit.......................................      7,395      9,593     11,816     19,430     34,799
  Operating income...................................        713      1,037      1,175      1,713      7,416
  Net income.........................................        693      1,100      1,100      1,780      5,503
  Net income per share...............................                                              $    0.30
  Shares used in computing net income per share......                                                 18,272
  Pro forma net income (1)...........................        679      1,073        855      1,114
  Pro forma net income per share (1)(2)..............                                   $    0.08
  Shares used in computing pro forma net income per
    share (2)........................................                                      14,130


                                                                                              AS OF DECEMBER 31,
                                                                                                     1996
                                                                                            ----------------------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents and short-term investments....................................        $   66,799
  Working capital.........................................................................            73,250
  Total assets............................................................................            90,613
  Total stockholders' equity..............................................................            78,719

------------------------------

(1) Reflects federal and additional state income tax expense that would have been required had the Company and its predecessors operated as a C corporation for all periods presented.

(2) See Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net income per share.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

ATTRACTION AND RETENTION OF EMPLOYEES

    The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The Company has historically experienced turnover rates which it believes are consistent with industry norms. An increase in this rate could have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements. See "Business -- Human Resources."

MANAGEMENT OF GROWTH


    The Company is currently experiencing rapid growth that has strained, and could continue to strain, the Company's managerial and other resources. From March 31, 1996 through March 31, 1997, the number of consultants increased from 618 to 989 and further increases are anticipated during the current year. The Company opened branches in Cleveland and Columbus in late 1996 and expanded the Peoria location to a branch office in January 1997. Expansion plans for 1997 include significant growth of recently opened operations in Cleveland, Columbus and Peoria and establishing new branches in Grand Rapids and Atlanta. The Company's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract, develop, motivate and retain its employees. If the Company's management is unable to manage growth or new employees are unable to achieve anticipated performance levels, the Company's business, operating results and financial condition could be materially and adversely affected.


PROJECT RISKS

    Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of its services could result in a material adverse change to the client's operations and therefore could give rise to claims against the Company or damage the Company's reputation, adversely affecting its business, operating results and financial condition.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    Variations in the Company's revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, timing of branch and service line expansion activities, the timing of corporate expenditures and employee hiring and utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle can be relatively long and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. In addition the Company's engagements generally are terminable by the client without penalty. Although the number of consultants can be adjusted to correspond to the number of active projects, the Company must maintain a sufficient number of senior consultants to oversee existing client projects and assist with the Company's sales force in securing new client assignments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The market for IT services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."

RELIANCE ON KEY EXECUTIVES

    The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly Mr. Robert Bernard, the Company's founder and Chief Executive Officer. Although these executives have entered into employment agreements containing noncompetition, nondisclosure and nonsolicitation covenants, these contracts do not guarantee that these individuals will continue their employment with the Company. The loss of the services of any of these key executives for any reason could have a material adverse effect upon the Company's business, operating results and financial condition. See "Management -- Employment Agreements."

CONCENTRATION OF REVENUES

    The Company derives a significant portion of its revenues from a relatively limited number of clients. For example during 1996, revenues from the Company's ten most significant clients accounted for approximately 28% of its revenues, and its largest client accounted for approximately 6% of the Company's revenues. There can be no assurance that these clients will continue to engage the Company for additional projects or do so at the same revenue levels. Clients engage the Company on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. The loss of any significant client could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Clients and Representative Solutions."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

    The Company's success will depend in part on its ability to develop IT solutions that keep pace with continuing changes in IT, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services uncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS RELATED TO POSSIBLE ACQUISITIONS

    The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks or effects, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets and other one-time or ongoing acquisition related expenses, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Growth Strategy."

CONTROL BY PRINCIPAL STOCKHOLDER


    As of April 25, 1997, Mr. Bernard beneficially owned approximately 37.8% of the Company's outstanding shares of Common Stock. As a result, Mr. Bernard will, as a practical matter, continue to be able to control the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal Stockholders."


INTELLECTUAL PROPERTY RIGHTS

    The Company's success is dependent upon certain methodologies it utilizes in designing, installing and integrating computer software and systems and other proprietary intellectual property rights. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops certain foundation and application software products, or software "tools," which remain the property of the Company.

    The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

    Although the Company believes that its services do not infringe on the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement. See "Business -- Intellectual Property Rights."

FIXED-BID PROJECTS

    The Company undertakes certain projects billed on a fixed-bid basis, which is distinguishable from the Company's principal method of billing on a time and materials basis, and undertakes other projects on a fee-capped basis. The failure of the Company to complete such projects within budget or below the cap would expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

LIMITED TRADING HISTORY OF COMMON STOCK; STOCK PRICE VOLATILITY


    The Common Stock first became publicly traded on May 3, 1996 after the Company's initial public offering at $8 per share. Between May 3, 1996 and May 5, 1997, the sale price has ranged from a low of $10 1/2 per share to a high of $28 1/8 per share. The market price of the Common Stock could continue to fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services offered by the Company, announcements of new products and services by competitors, changes in the IT environment, changes in earnings estimates by analysts, changes in accounting principles, sales of Common

Stock by existing holders, loss of key personnel and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock."

CERTAIN ANTI-TAKEOVER EFFECTS

    The Company's Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include By-Law provisions under which only the Chairman of the Board or the President may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Board of Directors of the Company is empowered to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank-check" preferred stock, and any issuance thereof, may have an adverse effect on the market price of the Company's Common Stock. See "Management -- Directors and Executive Officers" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-Law Provisions; Anti-Takeover Effects."

                                  THE COMPANY

    From its inception in 1984 to December 31, 1995, the Company's business was owned by Whittman-Hart, L.P., a Delaware limited partnership ("LP"), and operated by employees of Whittman-Hart Corporation II, a Delaware corporation ("Corporation II"), pursuant to a client service agreement. The general partner of LP was Whittman-Hart, Ltd., a Delaware corporation ("Limited") of which 94% was owned by Mr. Bernard and 6% was owned by Edward Szofer, the Company's Chief Operating Officer. The limited partners of LP were Corporation II, Mr. Bernard and, after August 1995, F-WH Corporation ("Frontenac") and PVP-WH Corporation ("Platinum"). The stockholders of Corporation II included officers and certain other employees of the Company. Frontenac and Platinum acquired their interests in LP in August 1995 pursuant to their purchases of $4.0 million and $1.5 million, respectively, of convertible preferred equity units. See "Certain Transactions."

    Effective December 31, 1995, the Company restructured itself in a transaction (the "Reorganization") pursuant to which the partners of LP (other than Corporation II) became the stockholders of Corporation II, Corporation II became the successor to all of the assets, liabilities and business of LP and the client service agreement between LP and Corporation II was canceled. The convertible preferred and common equity units in LP were converted into a like number of shares of Redeemable Preferred Stock and Common Stock, respectively, of Corporation II, and Corporation II changed its name to Whittman-Hart, Inc., the issuer in this offering.

    Prior to the Reorganization, the portion of the Company's earnings attributable to the operations of LP was taxed, for federal and certain state income tax purposes, directly to the partners of LP rather than to the Company. The Company has made cash distributions to Mr. Bernard aggregating $179,476 for the purpose of enabling him to pay federal and state income taxes for fiscal 1995 attributable to LP's taxable income, and in connection with the Reorganization the Company declared, and in April 1996 paid, a final distribution to the Company's predecessor partners aggregating $860,646 for the purpose of enabling them to pay federal and state income taxes for fiscal year 1995 attributable to LP's taxable income and to the tax consequences of the Reorganization (collectively, the "Tax Distributions"). From and after the date of the Reorganization, all earnings of the Company will be subject to federal and state corporate income taxes.

    The Company maintains its principal executive offices at 311 South Wacker Drive, Suite 3500, Chicago, Illinois 60606. The Company's telephone number is
(312) 922-9200 and its Internet address is http://www.whittman-hart.com. The Company's Web site is not a part of this Prospectus.

                     SECURITIES COVERED BY THIS PROSPECTUS


    The shares of Common Stock covered by this Prospectus are available for use in future acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or otherwise under Rule
415. Such acquisitions may be made directly by the Company or indirectly through a subsidiary, may relate to businesses or securities of businesses similar or dissimilar to those of the Company or to properties of a type which may or may not currently be used by the Company, and may be made in connection with the settlement of litigation or other disputes. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock offered by this Prospectus, may include cash, debt, or other securities (which may be convertible into shares of Common Stock covered by this Prospectus), or assumption by the Company of liabilities of the business, properties, or securities being acquired or of their owners, or a combination thereof. It is contemplated that the terms of acquisitions will be determined by negotiations between the Company and the owners of the businesses, properties, or securities to be acquired, with the Company taking into account such factors as the quality of management, the past and potential earning power, growth and appreciation of the businesses, properties, or securities acquired, and other relevant factors, and it is anticipated that shares of Common Stock issued in acquisitions will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares.

    The Company may from time to time, in an effort to maintain an orderly market in the Common Stock, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and certain persons party to such agreements may not otherwise be subject to such Securities Act requirements. The Company anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of Common Stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

    With the consent of the Company, this Prospectus may also be used by persons who have received or will receive from the Company Common Stock covered by this Prospectus and who may wish to sell such stock under circumstances requiring or making desirable its use. The Company's consent to such use may be conditioned upon such persons' agreeing not to offer more than a specified number of shares following supplements or amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers.

    Sales by means of this Prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

    Stockholders may also offer shares of stock covered by this Prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

    This Prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who have received shares of Common Stock for whom the Company has consented to the use of this Prospectus in connection with resales of such shares.

                          PRICE RANGE OF COMMON STOCK



    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "WHIT" since May 3, 1996. The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock as reported on the Nasdaq National Market.



1996                                                               HIGH       LOW
Second Quarter (from May 3, 1996)................................ $20 3/4  $10 1/2
Third Quarter....................................................  23 7/8   11 1/4
Fourth Quarter...................................................  28 1/8   19 1/4
1997
First Quarter....................................................  27       13 5/8
Second Quarter (through May 5, 1997).............................  23 1/4   16 13/16



    On May 5, 1997, the last reported sale price of the Common Stock was $22 1/8 per share. At May 5, 1997, the Company had approximately 112 stockholders of record.


                                DIVIDEND POLICY

    Other than the Tax Distributions made in connection with the Reorganization, the Company has never made any distributions with respect to its equity securities. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



    The following selected financial data is derived from the Company's financial statements and notes thereto that have been audited by KPMG Peat Marwick LLP, independent accountants. This information should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                  YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------
                                                          1992     1993     1994     1995     1996
STATEMENT OF OPERATIONS DATA:
  Revenues.............................................  $18,632  $23,422  $29,543  $49,822  $87,491
  Cost of services.....................................   11,237   13,829   17,727   30,392   52,692
                                                         -------  -------  -------  -------  -------
    Gross profit.......................................    7,395    9,593   11,816   19,430   34,799
  Costs and expenses:
    Selling............................................      946    1,073    1,431    2,497    3,520
    Recruiting.........................................      471      769    1,121    2,181    3,169
    General and administrative.........................    5,265    6,714    8,089   13,039   20,694
                                                         -------  -------  -------  -------  -------
      Total costs and expenses.........................    6,682    8,556   10,641   17,717   27,383
                                                         -------  -------  -------  -------  -------
  Operating income.....................................      713    1,037    1,175    1,713    7,416
  Other income (expense)...............................      (18)      66      (36)      17    1,356
                                                         -------  -------  -------  -------  -------
  Income before income taxes...........................      695    1,103    1,139    1,730    8,772
  Income taxes.........................................        2        3       29      (50)   3,269
                                                         -------  -------  -------  -------  -------
  Net income...........................................  $   693  $ 1,100  $ 1,110  $ 1,780  $ 5,503
                                                         -------  -------  -------  -------  -------
                                                         -------  -------  -------  -------  -------

  Pro forma income data:
    Net income as reported.............................  $   693  $ 1,100  $ 1,110  $ 1,780  $ 5,503
    Pro forma adjustment to provision for income taxes
      (1)..............................................       14       27      255      666       --
                                                         -------  -------  -------  -------  -------
  Pro forma net income (actual in 1996) (1)............  $   679  $ 1,073  $   855  $ 1,114  $ 5,503
                                                         -------  -------  -------  -------  -------
                                                         -------  -------  -------  -------  -------
  Pro forma net income per share (actual in 1996)
    (1)(2).............................................                             $  0.08  $  0.30
  Shares used in computing net income per share........                              14,130  18,272


                                                                     AS OF DECEMBER 31,
                                                         -------------------------------------------
                                                          1992     1993     1994     1995     1996
BALANCE SHEET DATA:
  Cash and cash equivalents and short-term
    investments........................................  $    --  $   --  $   --  $ 4,083  $66,799
  Working capital (deficit)............................   (1,514)   (210)    613    4,178   73,250
  Total assets.........................................    3,808   4,797   7,246   17,330   90,613
  Long-term debt, less current portion.................    1,044     610   1,600    1,135       --
  Redeemable convertible preferred stock...............       --      --      --    5,584       --
  Total stockholders' equity (deficit).................   (1,700)   (188)    992      271   78,719


------------------------------


(1) Reflects federal and additional state income tax expense that would have been required had the Company and its predecessors operated as a C corporation for all periods presented.

(2) See Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SECTION OF THE PROSPECTUS, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED IN THIS SECTION, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW



    Whittman-Hart's revenues are generated primarily from professional fees, which are generally billed at a contracted hourly rate and are recognized as services are provided. Over the last three fiscal years, at least 90% of the Company's revenues have been generated on a time and materials basis. The Company's services may also be provided on a fixed-bid or fee-capped basis, in which case revenues are recognized by the percentage of completion method. These arrangements subject the Company to the risk of cost overruns; however, historically, such overruns have not been significant. The Company typically bills on a weekly basis to monitor client satisfaction and manage its outstanding accounts receivable balances. The Company's most significant cost is project personnel cost, which consists of consultant salaries and benefits. Thus, the Company's financial performance is primarily based upon billing margin (billable hourly rate less the consultant's hourly cost) and personnel utilization rates (billable hours divided by paid hours).




    To date, the Company has been able to maintain its billing margins by offsetting increases in consultant salaries with increases in its hourly rates. Because most of the Company's engagements are on a time and materials basis, increases in its cost of services are generally passed along to the Company's clients and, accordingly, do not have a significant impact on the Company's financial results. In addition, the Company attempts to control expenses that are not passed through to its clients. Furthermore, profitability is improved by tying significant incentive compensation to achieving performance goals.




    The Company establishes standard billing guidelines based on the type of service offered. Actual billing rates are established on a project by project basis and may vary from the standard guidelines. Over the last three years, the Company's average revenue per assignment hour has steadily increased. The growth in average revenue per assignment hour reflects a higher percentage of value-added services, such as package software implementations and solutions-oriented, strategic consulting projects.




    Whittman-Hart manages its personnel utilization rates by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to the size, complexity, duration and demands of the project. Project terminations, completions and scheduling delays may result in periods when consultants are not fully utilized. An unanticipated termination of a project could result in a higher than expected number of unassigned consultants or, if the Company were to terminate such consultants, increased severance expenses. Although the number of the Company's consultants can be adjusted to correspond to the number of active projects, Whittman-Hart must maintain a sufficient number of senior consultants to oversee existing client projects and assist the Company's sales force in securing new client assignments. Whittman-Hart consultants are subject to employment-at-will contracts, which may be terminated upon two weeks' notice without substantial penalty or further expense to the Company.





    The Company's historical revenue growth is partly attributable to the growth of its branch network, which consisted of eight branch offices and several client support centers as of December 31, 1996. Expansion plans for 1997 include significant growth of recently opened operations in Cleveland and Columbus, Ohio; broadening operations in Peoria, Illinois; and establishing new branches in Grand Rapids, Michigan, and Atlanta, Georgia. Each of the Company's established branches has generated annual revenue and gross profit growth since inception.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues and the percentage change in each line item between comparative periods:

                                                           PERCENTAGE OF TOTAL REVENUES
                                                       -------------------------------------           PERIOD-TO-PERIOD
                                                                    YEARS ENDED                       PERCENTAGE CHANGES
                                                                   DECEMBER 31,               ----------------------------------
                                                       -------------------------------------  1995 COMPARED TO    1996 COMPARED
                                                          1994         1995         1996            1994             TO 1995
STATEMENT OF OPERATIONS DATA:
Revenues.............................................         100%         100%         100%             69%               76%
Cost of services.....................................          60           61           60              71                73
                                                              ---          ---          ---
  Gross profit.......................................          40           39           40              64                79
Costs and expenses:
  Selling............................................           5            5            4              74                41
  Recruiting.........................................           4            4            4              95                45
  General and administrative.........................          27           26           24              61                59
                                                              ---          ---          ---
    Total costs and expenses.........................          36           35           32              67                55
                                                              ---          ---          ---
Operating income.....................................           4            4            8              46               333
Other income (expense)...............................          --           --            2               *                 *
                                                              ---          ---          ---
Income before income taxes...........................           4            4           10              52               407
Income taxes.........................................          --           --            4               *                 *
                                                              ---          ---          ---
Net income...........................................           4%           4%           6%             60               209
                                                              ---          ---          ---
                                                              ---          ---          ---

------------------------

* NOT MEANINGFUL.

1996 COMPARED TO 1995

    REVENUES. Revenues increased 76% to $87.5 million in 1996 from $49.8 million in 1995. The increase was attributable to the growth of existing client relationships and the addition of a significant number of new clients. Each of the Company's established branch offices and significant business units experienced revenue growth in excess of 50% for the second consecutive year. The opening of the Dallas branch in the first quarter of 1996 contributed approximately $2.0 million to revenues. During 1996, the Company expanded its package software expertise in SAP, Oracle and PeopleSoft, and introduced new services including a year 2000 solution, Internet/intranet services, organizational change management, and software testing and quality assurance. Revenues from the Company's ten most significant clients grew 46%, but as a percentage of total revenues declined to 28% in 1996 from 33% in 1995.

    GROSS PROFIT. Gross profit consists of revenues less cost of services, which includes consultant salaries and benefits. Gross profit increased 79% to $34.8 million in 1996 from $19.4 million in 1995. Gross profit as a percentage of revenues increased to 40% in 1996 from 39% in 1995. This increase was attributable to a change in the sales mix toward higher-end service offerings and the Company's established branches reaching critical mass, partially offset by lower margins in recently opened branches.

    SELLING EXPENSES. Selling expenses include the salaries, benefits, commissions, travel, entertainment and all other direct costs associated with the Company's direct sales force. Selling expenses increased 41% to $3.5 million in 1996 from $2.5 million in 1995. As a percentage of revenues, selling expenses decreased to 4% in 1996 from 5% in 1995. The decrease as a percentage of revenues was attributable to a change in the structure of the sales commission plan and the Company's ability to leverage its fixed costs over a greater revenue base.

    RECRUITING EXPENSES. Recruiting expenses consist of costs related to hiring new personnel. These costs include the salaries, benefits, bonuses and other direct costs of in-house recruiters, outside recruiting agency fees, sign-on bonuses, relocation fees and advertising costs. Recruiting expenses increased 45% to $3.2 million in 1996 from $2.2 million in 1995. The Company benefited from expanded hiring activity in the fourth quarter of 1995, lower attrition rates and reduced costs per hire. The number of consultants increased 65% to 844 as of December 31, 1996 from 511 as of December 31, 1995, while total recruiting costs per hire decreased to approximately $6,200 in 1996 from approximately $6,500 in 1995. As a percentage of revenues, recruiting expenses remained constant at 4%.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include salaries and benefits of management and support personnel, facilities costs, training, travel, outside professional fees and all other branch and corporate costs. General and administrative expenses increased 59% to $20.7 million in 1996 from $13.0 million in 1995. The increase was primarily attributable to the establishment of new branch offices, the expansion of facilities at several other branch locations, increased personal computer leasing due to the rollout of laptop computers for consultants, and the expansion of corporate and branch management personnel to support the growth of the Company. As a percentage of revenues, general and administrative expenses declined to 24% in 1996 from 26% in 1995 due to operating efficiencies and economies of scale.

    OPERATING INCOME. Operating income increased 333% to $7.4 million in 1996 from $1.7 million in 1995. As a percentage of revenues, operating income doubled to 8% in 1996 from 4% in 1995 due to the increase in the gross profit margin and the Company's ability to leverage its selling, recruiting, and general and administrative infrastructure. The Company was able to increase operating margins despite incurring net start-up costs of $2.0 million for new branches.

    OTHER INCOME (EXPENSE). The increase in other income (expense) in 1996 as compared to 1995 was primarily attributable to interest earned on investments of available net proceeds from the Company's initial and follow-on public offerings.

    INCOME TAXES. The Company's effective tax rate was 37% in 1996 as compared to 36% on a pro forma basis in 1995. Prior to December 31, 1995, the Company operated as a partnership. The pro forma tax adjustment for 1995 represents federal and additional state income tax expense that would have been required had the Company operated as a C corporation during the entire period.

1995 COMPARED TO 1994

    REVENUES. Revenues increased 69% to $49.8 million in 1995 from $29.5 million in 1994. Each of the Company's five branch offices experienced revenue growth in excess of 50% for 1995 compared to 1994. Revenues from the Company's ten most significant clients grew 67%, but as a percentage of total revenues remained constant at approximately 33%. Expansion of the Company's existing service offerings, primarily client/server, solution strategies and networking services, accounted for approximately 75% of the revenue increase, while the addition of new service offerings, such as SAP and collaborative computing solutions, accounted for the remaining 25% of the revenue increase.

    GROSS PROFIT. Gross profit increased 64% to $19.4 million in 1995 from $11.8 million in 1994. Gross profit as a percentage of revenues declined to 39% in 1995 from 40% in 1994. This decrease was attributable to the 16% start-up margin associated with the Company's addition of SAP to the package software solutions business unit. Excluding the low start-up margins associated with the SAP services, 1995 gross profit as a percentage of revenues would have been 40%.

    SELLING EXPENSES. Selling expenses increased 74% to $2.5 million in 1995 from $1.4 million in 1994. The Company's selling expenses, as a percentage of revenues, remained constant at approximately 5%.

    RECRUITING EXPENSES. Recruiting expenses increased 95% to $2.2 million in 1995 from $1.1 million in 1994, but as a percentage of revenues remained constant at 4%. This increase in recruiting expenses was a result of expanded hiring activity in preparation for anticipated employee requirements in 1996. The number of consultants increased 69% to 511 as of December 31, 1995 from 302 as of December 31, 1994, while total recruiting costs per hire remained constant at approximately $6,500.

   GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 61% to $13.0 million in 1995 from $8.1 million in 1994. This increase was primarily attributable to significant infrastructure additions, the establishment of new corporate and Chicago branch office facilities, increased personal computer leasing and development of SAP services. As a percentage of revenues, general and administrative expenses declined to 26% in 1995 from 27% in 1994.

    The infrastructure additions in 1995 were made primarily in the fourth quarter to support significantly higher anticipated growth. These costs included the establishment of a branch expansion team, additional SAP investments and the development of the Company's integrated marketing campaign. Excluding these $1.1 million charges to general and administrative expenses, the Company's general and administrative expenses as a percentage of revenues in 1995 would have been 24%.

    OPERATING INCOME. Operating income increased 46% to $1.7 million in 1995 from $1.2 million in 1994. As a percentage of revenues, operating income remained constant at 4%.

UNAUDITED QUARTERLY RESULTS

    The following tables set forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1996, both in dollars and as a percentage of total revenues. These data have been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's financial statements and related notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                                         QUARTERS ENDED
                                  --------------------------------------------------------------------------------------------
                                   MAR. 31,     JUNE 30,    SEP. 30,   DEC. 31,   MAR. 31,    JUNE 30,    SEP. 30,   DEC. 31,
                                     1995         1995        1995       1995       1996        1996        1996       1996
                                                                         (IN THOUSANDS)
Revenues........................   $   9,672    $  11,740   $  13,194  $  15,216  $  17,794   $  21,069   $  23,301  $  25,327
Cost of services................       5,946        7,184       7,993      9,269     10,675      12,687      13,842     15,488
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
  Gross profit..................       3,726        4,556       5,201      5,947      7,119       8,382       9,459      9,839
Costs and expenses:
  Selling.......................         528          576         660        733        799         911         926        884
  Recruiting....................         479          535         643        524        734         873         927        635
  General and administrative....       2,330        2,929       3,343      4,437      4,468       5,177       5,244      5,805
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
    Total costs and expenses....       3,337        4,040       4,646      5,694      6,001       6,961       7,097      7,324
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income................         389          516         555        253      1,118       1,421       2,362      2,515
Other income (expense)..........         (58)         (41)         48         68         (5)        309         306        746
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
Income before income taxes......         331          475         603        321      1,113       1,730       2,668      3,261
Income taxes....................          --           --          --        (50)       445         653         984      1,187
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
Net income......................   $     331    $     475   $     603  $     371  $     668   $   1,077   $   1,684  $   2,074
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------

                                                                         QUARTERS ENDED
                                  --------------------------------------------------------------------------------------------
                                   MAR. 31,     JUNE 30,    SEP. 30,   DEC. 31,   MAR. 31,    JUNE 30,    SEP. 30,   DEC. 31,
                                     1995         1995        1995       1995       1996        1996        1996       1996
Revenues........................         100%         100%        100%       100%       100%        100%        100%       100%
Cost of services................          62           61          61         61         60          60          59         61
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
  Gross profit..................          38           39          39         39         40          40          41         39
Costs and expenses:
  Selling.......................           5            5           5          5          5           4           4          3
  Recruiting....................           5            5           5          3          4           4           4          3
  General and administrative....          24           25          25         29         25          25          23         23
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
    Total costs and expenses....          34           35          35         37         34          33          31         29
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income................           4            4           4          2          6           7          10         10
Other income (expense)..........          (1)           *           1          *          *           1           1          3
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
Income before income taxes......           3            4           5          2          6           8          11         13
Income taxes....................          --           --          --          *          2           3           4          5
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
Net income......................           3%           4%          5%         2%         4%          5%          7%         8%
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------
                                  -----------  -----------  ---------  ---------  ---------  -----------  ---------  ---------

------------------------------

* Less than one percent.

    Variations in the Company's revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, timing of branch and service line expansion activities, the timing of corporate expenditures and employee hiring and utilization rates.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1996, the Company had approximately $66.8 million of cash, cash equivalents, and short-term investments. Prior to its initial public offering in May 1996, the Company's primary source of liquidity had been operating cash flow, periodically supplemented by borrowings under the Company's revolving credit and term facilities with a commercial bank. The Company has a loan agreement for up to $5.0 million of unsecured credit with interest, at the Company's option, at LIBOR plus 1.5% or the lender's prime rate. There were no borrowings under this loan agreement as of April 25, 1997. The Company's loan agreement expires on April 30, 1998.

    On May 8, 1996, the Company completed an initial public offering of its Common Stock, which resulted in net proceeds to the Company of $37.8 million. A portion of the proceeds from the offering were used to retire the Company's term facilities. On August 27, 1996, the Company completed a follow-on public offering of its Common Stock resulting in net proceeds to the Company of approximately $27.8 million.

    Operating activities provided net cash flows of $3.0 million, $2.4 million and $1.0 million in 1996, 1995 and 1994, respectively, primarily as the result of net income and increases in accrued compensation, partially offset by increases in accounts receivable.

    Capital expenditures of $3.9 million, $1.9 million and $1.7 million in 1996, 1995 and 1994, respectively, consisted primarily of computer equipment and software and office furniture and equipment to support the growth and expansion of the Company. The Company expects to make similar types of expenditures in 1997 and future years relating to the opening of new branch offices.

    The Company anticipates that the net proceeds of its two public offerings, together with existing sources of liquidity and funds generated from operations, will provide adequate cash to fund its anticipated cash needs at least through the next twelve months.

                                    BUSINESS

SUMMARY



    Whittman-Hart, Inc. ("Whittman-Hart" or the "Company") provides strategic information technology ("IT") business solutions designed to improve its clients' productivity and competitive position. The Company offers its clients a single source for a comprehensive range of services required to successfully design, develop and implement integrated solutions in the client/server, open systems, midrange and mainframe computing environments. Among the services offered by the Company are systems integration; strategic IT planning; software development; package software implementation; business process reengineering; organizational change management; networking and connectivity; conventional and multimedia documentation and training; design and implementation of collaborative computing solutions; and design and implementation of electronic commerce solutions (such as Internet/intranet and electronic data interchange). The Company believes this breadth of services fosters long-term client relationships, affords cross-selling opportunities and minimizes the Company's dependence on any single technology.




    Whittman-Hart's marketing efforts focus on middle market companies ranging from $50 million to $500 million in annual revenues and divisions of Fortune 1000 companies. The Company serves clients in a broad range of industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology. The Company employs consultants with business experience in these areas to enhance its ability to understand industry-specific business issues and develop unbiased IT solutions to address these issues. Many of the Company's clients have maintained ongoing relationships with Whittman-Hart over multiple years, spanning a variety of projects and services.




    The demand for IT consulting services has increased rapidly in recent years. Whittman-Hart has competed successfully in this environment, experiencing a compound annual revenue growth rate of 60% since inception. For 1996, Whittman-Hart's revenues were $87.5 million, an increase of 76% from $49.8 million in 1995. From December 31, 1995 to December 31, 1996, the number of consultants increased 65% from 511 to 844.




    Whittman-Hart sells and delivers its services through a network of nine branch offices located in Chicago, Indianapolis, Milwaukee, Denver, Cincinnati, Cleveland, Columbus, Dallas and Peoria, as well as several client support centers. Based on its experience operating the existing branches, the Company has developed a branch expansion model. The Company intends to leverage this model through its national branch expansion strategy. The Company opened the branches in Cleveland and Columbus in December 1996 and expanded the Peoria location to a branch office in January 1997. Expansion plans for 1997 include significant growth of recently opened operations in Cleveland, Columbus and Peoria, and establishing new branches in Grand Rapids and Atlanta. In support of its growth strategy, Whittman-Hart has made significant investments in its business and systems infrastructure, recruiting organization, training methodologies and marketing programs, all of which the Company believes will be necessary to support a significantly larger organization.


INDUSTRY BACKGROUND

    Many businesses today are facing intense competition, accelerating technological change, personnel downsizing and widespread business process reengineering. Increasingly, these companies are turning to IT solutions to address these issues and to compete more effectively. As a result, the ability of an organization to integrate and deploy new information technologies has become critical.

    Although many companies have recognized the importance of IT systems and products to compete in this business climate, the process of designing, developing and implementing IT solutions has become increasingly complex. Companies are continuing to migrate away from centralized mainframes running proprietary software toward decentralized, scalable architectures based on personal computers, client/ server architectures, local and wide area networks, shared databases and packaged application software. These advances have greatly enhanced the ability of companies to benefit from the application of IT.

Consequently, the number of companies desiring to use IT in new ways and the number of end users within these organizations are rising rapidly.

    As a result of the variety and complexity of these new technologies, IT managers must integrate and manage "open systems" and "distributed computing environments" consisting of multiple computing platforms, operating systems, databases and networking protocols, and must implement off-the-shelf software applications to support business objectives. Companies must also continually keep pace with new developments, which often render existing equipment and internal skills obsolete. At the same time, external economic factors have forced organizations to focus on core competencies and trim workforces in the IT management area. Accordingly, these organizations often lack the quantity or variety of IT skills necessary to design and develop IT solutions. IT managers are charged with developing and supporting increasingly complex IT systems and applications of significant strategic value, while working under budgetary, personnel and expertise constraints within their own organizations.



    Due to the foregoing factors, demand for IT services has grown significantly. According to International Data Corporation, the worldwide market for IT services was estimated at $202 billion in 1996, with a projected market of $292 billion for 2000. The domestic IT services market is projected to grow from $84 billion in 1996 to $130 billion in 2000. Currently, substantially all of the Company's revenues are derived from IT consulting and planning services and IT implementation and integration services, two segments within the overall IT services industry. It is estimated that the domestic market for IT consulting and planning services will nearly double from roughly $10 billion in 1996 to more than $18 billion in 2000. The worldwide market for IT consulting and planning services is estimated to have been $23 billion in 1996, with a forecast of $38 billion by 2000. Domestic IT implementation and integration services revenues are estimated to have been $22 billion in 1996, with a forecast of $35 billion by 2000. The worldwide market for IT implementation and integration services is estimated to have been $55 billion in 1996, with a forecast of $81 billion by 2000.


    The Company believes the demand for IT services is particularly strong among middle market companies, which typically lack the time and technical resources to satisfy all of their IT needs internally. These companies must often rely on IT service providers to help implement and manage their systems. However, many middle market companies must rely on multiple providers for their IT needs. Generally, larger IT service providers do not target these companies and smaller IT service providers often lack sufficient breadth of services or industry knowledge to satisfy these companies' needs. The Company believes this reliance on multiple service providers creates multiple relationships which are more difficult and less cost-effective to manage and can adversely impact the quality and compatibility of IT solutions. Further, many smaller IT service providers have a financial incentive to recommend a particular hardware and software provider, which may not be optimal or best of breed for the client's IT problem.

THE WHITTMAN-HART SOLUTION

    The Whittman-Hart solution is designed to enable middle market companies and divisions of Fortune 1000 companies to use IT as a more effective business tool. The following are key attributes of the Whittman-Hart solution:

    SOLVE CRITICAL BUSINESS PROBLEMS. The Company focuses on providing IT solutions that address strategic business issues, such as increasing productivity, reducing costs, improving customer service and using data more effectively. To maintain this focus, Whittman-Hart employs senior consultants and other professionals who have relevant experience in specific industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology. In addition to this industry focus, the Company's professionals provide a high level of technical competency. To this end, Whittman-Hart has developed systems, methodologies and an environment to attract, develop, motivate and retain professionals with the highest levels of technical skills.

    PROVIDE WIDE RANGE OF IT SERVICES. Because many of its clients have multiple IT needs, the Company provides a wide range of IT services that are organized under five business units, with each business unit addressing a specific area of IT and specific IT problems. This structure enables the Company to be a single source provider of IT services while maintaining advanced skill sets offered by each business unit. In response to the rapidly changing nature of IT, the Company regularly evaluates emerging technologies and their potential benefit as new services to clients. Based on these evaluations, the Company may develop other business units or expand the service lines of existing business units to enhance the Company's ability to support its clients' ongoing IT requirements.

    OFFER LOCAL PRESENCE. By delivering its services to clients through a geographically dispersed branch network, the Company demonstrates its commitment to each local market and enhances its ability to attract skilled, locally-based consultants. This branch network also increases efficiencies to clients by enhancing responsiveness and minimizing travel expense. Furthermore, Whittman-Hart believes that local branch offices establish greater name recognition for the Company and increase referrals for its services within the potential client base in their locales. As a result, the Company believes it has a competitive advantage when competing against firms that do not maintain a local presence.

    IMPLEMENT UNBIASED SOLUTIONS. To ensure its clients receive the optimal IT solution for their business needs, the Company implements solutions that are unbiased as to specific hardware or software providers. The Company offers an objective viewpoint and assessment of the advantages and disadvantages of each particular IT solution, including packaged software applications, platforms and operating systems. Consistent with this approach, the Company avoids the bias of generating significant revenue from promoting third-party products. By offering its services independently, Whittman-Hart is able to take a flexible approach to its clients' business problems and provide them with a best-of-breed IT solution.

GROWTH STRATEGY

    The Company's goal is to become its clients' preferred and single source provider of a wide range of IT services. The Company's strategy to achieve this goal includes the following elements:



    EXPAND GEOGRAPHIC PRESENCE. Whittman-Hart plans to expand by opening additional branches in targeted geographic locations. The Company uses an evaluation methodology to identify cities that possess the characteristics needed to support a successful branch operation. The Company believes at least 25 domestic cities satisfy its branch expansion criteria. The Company opened branches in Cleveland and Columbus in December 1996 and expanded the Peoria location to a branch office in January 1997. Expansion plans for 1997 include significant growth of operations in Cleveland, Columbus and Peoria and establishing new branches in Grand Rapids and Atlanta. In addition, the Company plans to begin evaluating selected international markets.




    BROADEN SERVICE LINES. Whittman-Hart believes that it can increase its revenues from existing clients and attract new clients by expanding its range of IT services. To advance this strategy, the Company's product management staff is responsible for identifying, evaluating and recommending new IT service opportunities. Recent additions to the service line have focused on value-added services, including Internet/intranet services, Compliance 2000(sm) -- the Company's year 2000 solution, new media solutions (such as multimedia-based training and Web site design), organizational change management and software testing and quality assurance. The Company plans to add new business units and expand the service offerings within its existing business units in order to offer clients access to a more comprehensive range of services.


    LEVERAGE EXISTING CLIENT BASE. Whittman-Hart believes it can sustain growth in its existing branches by continuing to establish and maintain long-term client relationships. The access and goodwill offered by these relationships provide the Company with significant advantages over its competitors in marketing additional services and solutions to such clients. The Company also believes its long-term client relationships and ability to address its clients' needs throughout the life cycle of their IT systems distinguish the

Company from many of its competitors and provide the opportunity to become a preferred provider of IT solutions for a broad range of its existing and new clients.



    PURSUE STRATEGIC ACQUISITIONS AND AGREEMENTS WITH BUSINESS PARTNERS. Given the highly fragmented nature of the IT services marketplace, the Company believes acquisition opportunities exist. On an ongoing basis Whittman-Hart evaluates potential acquisition candidates to expand its branch office network, increase its technical expertise or provide other competitive advantages.




    Whittman-Hart may also seek to form strategic relationships with business partners to share technical and industry knowledge and pursue joint marketing opportunities. The Company has established business partner relationships with Informix Software, Inc., International Business Machines Corporation, Lotus Corporation, Microsoft Corporation, Novell, Inc., Oracle Corporation, SAP America, Inc. and Sybase, Inc. These relationships typically allow the Company to gain access to training, product support and the technology developed by these partners. The training programs often enable Company employees to become certified in a given technology. Establishing these relationships allows the Company to use the business partner's name and the "business partner" designation in marketing the Company's services. These relationships also facilitate the Company's pursuit of marketing opportunities with the business partners.


     The business partner relationships do not require the Company to use technology developed by the business partners in implementing IT solutions for clients. Nonetheless, the Company may be retained by a client based in part upon one or more of the Company's business partner relationships. Although the Company is not obligated to resell products offered by the business partners, in the event it does so, it is generally entitled to purchase discounts on products purchased for resale. It is the Company's current practice to pass any such discounts on to the clients to whom the business partner products are resold.

OPERATIONAL INVESTMENTS

    Over the past several years, the Company has invested in the development of systems, methodologies, training programs and infrastructure. The Company believes that it is positioned to leverage these investments into a larger organization. Whittman-Hart is pursuing its strategy to become a leading single source provider of IT services through a diverse national branch network by utilizing the following operational investments:

    GEOGRAPHIC EXPANSION MODULE. Under Whittman-Hart's branch expansion methodology and related database, the Company evaluates and prioritizes geographic markets based on, among other things, the estimated number of potential clients and the overall business environment. This methodology also identifies the appropriate mix of service offerings in such markets. The implementation phase of the expansion module is overseen by a field task force, a team of professionals representing each of the major functions of a branch office, responsible for the efficient replication of the Company's branch model and ongoing compliance with the Company's policies, procedures and performance standards. This methodology includes an automated tracking system that enables the Company to monitor project status and control project expenses.



    RECRUITING MODULE. In order to address the strong demand for qualified consultants in the IT services industry, the Company has developed a recruiting system and database that facilitates the rapid identification of skill-specific employee candidates and the efficient processing of a large number of applicants. This system resulted in a reduction in recruiting expenses from approximately $7,100 per hire in 1993 to approximately $6,200 per hire in 1996. During this period, the number of recruiting personnel increased from four to nineteen.


    PROPRIETARY TRAINING MODULE. Whittman-Hart has invested in a training curriculum and methodology known as the Whittman-Hart Institute for Strategic Education ("WHISE"). The Company employs a "virtual" university approach to its training by using conventional university teaching methods while taking advantage of multimedia and computer-based training and tools, as well as self-study programs. The

Company believes the WHISE curriculum and methodology enable it to train employees efficiently and effectively.

    INFORMATION SYSTEMS. In order to enhance the efficiency of its business operations, Whittman-Hart has invested in the Whittman-Hart Information Network, a Lotus Notes-based collection of integrated applications, including an executive information system, a prospect database, a proposal tracking and development system, e-mail and a wide-area network linking the Company's employees through remote access. Substantially all of the development expenses for these information systems have been incurred.



    INTEGRATED MARKETING CAMPAIGN. The Company has designed and produced an integrated marketing campaign, including a series of radio, print and direct mail advertisements, collateral materials and the Company's Web site (http://www.whittman-hart.com). The campaign is designed to strengthen the Whittman-Hart brand name and generate new clients and employee candidates. Substantially all of the development expenses have been incurred for this marketing program, which can be deployed on a market-by-market basis as new branches are opened.


SERVICES



    Whittman-Hart offers its clients a single source for a comprehensive range of IT services required to successfully design, develop and implement integrated IT solutions in diverse computing environments. The Company believes that successful implementation of a major systems project requires a wide range of skills and a comprehensive methodology for delivering these skills in an efficient and effective manner. Accordingly, the Company employs senior consultants who possess industry-specific knowledge and a broad range of technical expertise. In addition, the Company has developed a methodology for delivering these skills, which includes in-depth consultation with the client and development of a well-defined blueprint and specific timetable for the project.




    The Company delivers its solutions through five business units focused on providing integrated services in specific areas of expertise -- Solution Strategies, Interactive Solutions, Network Enabled Solutions, Custom Applications and Package Software Solutions. These groups also work together to provide cross-functional solutions. For example, solutions for the Internet incorporate disciplines from the full spectrum of Whittman-Hart business units.




    SOLUTION STRATEGIES. The Solutions Strategies business unit helps clients identify their critical objectives and formulates integrated people, process and technology solutions to improve their business. The group provides services including managing cross-functional business solutions, developing IT strategies, designing information architectures, and implementing business process redesign, industry specific solutions and organizational change management.




    INTERACTIVE SOLUTIONS. The Interactive Solutions business unit helps clients assess their training and education needs and develop appropriate strategies. The group provides customized, performance-based training solutions to support package and custom software system implementations in instructor-led and computer-based formats. The group also develops multimedia sales and marketing presentations and World Wide Web site designs.




    NETWORK ENABLED SOLUTIONS. The Network Enabled Solutions business unit utilizes network computing strategies and technologies to develop business connectivity solutions that allow people, technology and organizations to work collaboratively, regardless of geographic location. Examples of these solutions include network design and management, and Internet and electronic commerce strategies.




    CUSTOM APPLICATIONS. The Custom Applications business unit develops and maintains custom business software applications, from analysis and design through software testing and quality assurance. The group employs traditional approaches and software reuse frameworks to develop applications that meet clients' needs rapidly and efficiently with high quality results. The group works with a wide range of development technologies from mainstream application development languages and technologies to state-of-the-art CASE and object-oriented tools.

    PACKAGE SOFTWARE SOLUTIONS. The Package Software Solutions business unit employs a business-requirements and user-driven methodology for rapid package software implementations. Combined with end-user training, quality assurance and organizational change management, Whittman-Hart provides a complete package implementation solution. The group has teams dedicated to the most popular software packages (such as JD Edwards, PeopleSoft, SAP and SSA's BPCS) and another team devoted to continually monitoring competitive and emerging solutions for their applicability to client needs.




    The Company regularly evaluates emerging IT services and new software products and may add new business units or expand the service lines or skill sets of existing business units.



CLIENTS




    Whittman-Hart's clients consist primarily of middle market companies ranging from $50 million to $500 million in annual revenues and divisions of Fortune 1000 companies. The Company's revenue base consists of several hundred clients. Many of these clients have maintained ongoing relationships with Whittman-Hart over many years, spanning multiple projects and services. The Company believes that it has established significant ongoing relationships with many of its clients.




    Whittman-Hart's ten most significant clients accounted for approximately 28% and 33% of its revenues during 1996 and 1995, respectively. During 1996 and 1994, no client accounted for more than 10% of the Company's total revenues. One client, Novus Services, Inc., accounted for approximately 10% of the Company's revenues in 1995. Annual revenues from each of the Company's ten largest clients in 1996 ranged from approximately $1.4 million to $4.9 million. The Company has served clients in a broad range of industries, including communications, consumer products, distribution, diversified services, financial services, insurance, manufacturing, pharmaceuticals, professional services, retail and technology.


SALES AND MARKETING

    Whittman-Hart markets and provides its services directly through its branch offices and client support centers. In addition, Whittman-Hart has developed an advertising campaign in its branch markets. The campaign includes print, direct mail and radio advertising, combined with local seminars, trade shows, public relations and collateral materials.

    Sources of new client relationships include referrals, telemarketing and Whittman-Hart's integrated marketing campaign. The Company's sales organization is supported by its prospect database, which includes the names of companies and decision makers in each targeted geographic market. This proprietary Lotus Notes-based information system, a component of the Whittman-Hart Information Network, also allows Whittman-Hart employees to access the Company's skills database and project portfolio.

    Whittman-Hart account executives establish contact with targeted prospects to create awareness, understanding and preference for the Company. Account executives also identify general client needs and introduce the appropriate IT consultant or team of IT consultants to help develop the initial proposal. A senior level manager is assigned to the account to establish a long-term relationship. The manager serves as the client's primary source of IT advice and overall coordinator of Whittman-Hart's multiple service offerings to the client.

    In addition to its branch locations, the Company maintains several client support centers. These centers consist of small offices, usually located in smaller or more remote markets, which the Company maintains to support the needs of an existing client or clients near that location.

HUMAN RESOURCES

    The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. Whittman-Hart dedicates significant resources to recruiting consultants with both IT consulting and industry experience. Many consultants are selected from among the largest and most successful IT, accounting and other professional services organizations. Each candidate is screened through detailed interviews by Whittman-Hart's recruiting personnel, technical interviews by consultants and an appraisal by Whittman-Hart's managers. As of March 31, 1997, the Company employed approximately 1,189 employees, of whom approximately 989 were consultants.


    Whittman-Hart has implemented a number of distinctive human resources programs. For example, the Company's performance-based incentive compensation program provides guidelines for career development, encourages development of skills, provides a tool to manage the employee development process and establishes compensation guidelines. Whittman-Hart has also developed its WHISE training module to guide consultants through a progression of skill and competency development programs. As part of this module, the Company reimburses employees for education and training, provides computer-based training curricula and provides access to the Company's Technology Center where employees can gain hands-on experience with a diverse array of computing environments. In addition, Whittman-Hart has developed a centralized new employee orientation program that features multimedia presentations and a computer-based training program. See "Business -- Operational Investments -- Proprietary Training Module."

    None of the Company's employees are subject to a collective bargaining arrangement. Whittman-Hart has entered into employment agreements, which are terminable upon two weeks notice (without substantial penalty), with virtually all of its sales, recruiting and technical personnel. The agreements contain noncompetition, nondisclosure and nonsolicitation covenants. Although most consultants are Company employees, the Company does engage consultants as independent contractors from time to time.

COMPETITION

    The market for IT services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company.

    The Company believes that the principal competitive factors in the IT services market include breadth of services offered, technical expertise, knowledge and experience in the industry, price, perceived value, quality of service and responsiveness to client needs and speed in delivering IT solutions.

INTELLECTUAL PROPERTY RIGHTS

    Whittman-Hart's success has resulted, in part, from its methodologies and other proprietary intellectual property rights. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

    Software developed by Whittman-Hart in connection with a client engagement is typically assigned to the client. In limited situations, the Company may retain ownership, or obtain a license from its client, which permits Whittman-Hart or a third party to market the software for the joint benefit of the client and Whittman-Hart or for the sole benefit of Whittman-Hart.

    "Whittman-Hart-Registered Trademark-," "Making Information Technology Work-Registered Trademark-" and "We Are IT-Registered Trademark-" are registered service marks of Whittman-Hart. The Company holds no patents or registered copyrights, and has no present intention of making any copyright or patent applications.

PROPERTIES

    Whittman-Hart's principal executive offices are located at 311 South Wacker Drive, Chicago, Illinois. The Company's lease on these premises covers approximately 50,000 square feet and expires October 31, 2004. The Company also leases facilities in Indianapolis, Milwaukee, Denver, Cincinnati, Peoria,
Ft. Wayne, Dallas, Cleveland, and Columbus. In addition, in April 1997 the Company acquired a 37,000 square foot facility in Chicago and has signed a letter of intent to acquire an additional 179,000 square feet through January 2000. Whittman-Hart anticipates that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

    Whittman-Hart is not presently involved in any legal proceedings which the Company believes are material to its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS



    The directors and executive officers of the Company and their respective ages and positions as of March 31, 1997, are as follows:



                          NAME                                 AGE                          POSITION
Robert F. Bernard........................................          35   Chairman of the Board, President and Chief
                                                                        Executive Officer

Edward V. Szofer.........................................          37   Director, Vice President, Chief Operating Officer
                                                                        and Secretary

Kevin M. Gaskey..........................................          38   Chief Financial Officer and Treasurer

Susan B. Reardon.........................................          41   Director of Human Resources

Stanley F. Martin........................................          42   Vice President of Marketing and Sales

Robert F. Steel (1)(2)...................................          42   Director

Paul D. Carbery (1)(2)...................................          35   Director

Lawrence P. Roches (1)(2)................................          45   Director


------------------------------

(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.



    ROBERT F. BERNARD, the founder of the Company, has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception in 1984. He was selected as the KPMG Illinois High Tech Entrepreneur of the Year in 1992.




    EDWARD V. SZOFER has served as a director of the Company since August 1995. He has been Vice President and Chief Operating Officer since January 1994 and Secretary since May 1996. From 1984 to December 1993, Mr. Szofer held various management positions with the Company in operations. Mr. Szofer was employed as a consultant in the Management Information Consulting division of Arthur Andersen & Co. prior to joining the Company.


    KEVIN M. GASKEY has served as the Chief Financial Officer and Treasurer of the Company since April 1990. Mr. Gaskey, a certified public accountant, joined the Company with over nine years of financial experience from his prior positions with KPMG Peat Marwick LLP, Beatrice Companies, Inc. and Baxter International, Inc.

    SUSAN B. REARDON has served as the Company's Director of Human Resources since February 1990. From June 1987 to January 1990, she established the human resource function at the Company. Prior to joining the Company, Ms. Reardon served as Human Resources Manager at TTX Co., a Chicago-based transportation equipment leasing company.



    STANLEY F. MARTIN has served as the Company's Vice President of Marketing and Sales since January 1997. From 1994 until joining the Company, Mr. Martin was the Area Director of Sales and Marketing for Ernst & Young LLP in New York. Mr. Martin previously served in a variety of management positions with Siemens Nixdorf Information Systems and IBM Corporation.


    ROBERT F. STEEL has served as a director of the Company since August 1995. He served as Secretary from January 1996 to May 1996. Since 1977, Mr. Steel has served in various positions with K.A. Steel Chemicals Inc., a chemical processing firm, most recently as President, Chief Executive Officer and Director. Mr. Steel also serves as an officer and director of several other privately held companies.

    PAUL D. CARBERY has served as a director of the Company since August 1995. Mr. Carbery has been a general partner of Frontenac Company, a private equity investment management partnership, since

June 1993 and was an associate of that firm from September 1989 to June 1993. He also serves as a director of Eagle River Interactive, Inc. as well as several privately held companies.



    LAWRENCE P. ROCHES has served as a director of the Company since August 1995. He has been the Chief Executive Officer and a director of Melson Technologies, Inc. a provider of investment management systems for securities, mortgage loans and real estate portfolios since September 1994. From November 1991 to August 1994, he was employed as the Vice President of Marketing of ShipNet Systems, Inc., an information services company. From October 1985 to May 1991, Mr. Roches was employed as Vice President of Technology and Chief Services Officer of System Software Associates, Inc., a software company.


    The Company's By-Laws and Certificate of Incorporation provide for the Company's Board of Directors to be comprised of as many directors as are designated from time to time by the Board of Directors. The Board is currently comprised of five members. Each director holds office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors be classified into three classes. Messrs. Roches and Steel serve in the class the term of which expires in 1997; Messrs. Carbery and Szofer serve in the class the term of which expires in 1998; and Mr. Bernard serves in the class the term of which expires in 1999. Upon the expiration of the term of each class of directors, directors comprising such class will be elected for a three-year term at the next succeeding annual meeting of stockholders.

    Two of the Company's current directors, Messrs. Carbery and Steel, were nominated and elected to the Company's Board of Directors in accordance with a stockholders agreement as designees of Frontenac and Platinum, respectively. See "Certain Transactions." There are currently no voting agreements in effect regarding the election of directors. Executive officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. There are no family relationships among any of the executive officers or directors of the Company.

BOARD COMMITTEES

    The Board of Directors established a Compensation Committee and an Audit Committee in December 1995. The Compensation Committee, consisting of Messrs. Carbery, Roches and Steel, makes recommendations concerning the salaries and incentive compensation of employees of the Company. The Audit Committee, consisting of Messrs. Carbery, Roches and Steel, is responsible for reviewing the results and scope of audits and other services provided by the Company's independent auditors and reviewing the Company's internal controls.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to establishing the Compensation Committee, all decisions relating to executive compensation were made by the Company's Management Committee. Mr. Bernard, the Company's Chairman, President and Chief Executive Officer, and Mr. Szofer, the Company's Vice President and Chief Operating Officer, both served as members of the Company's Management Committee and in such capacity participated in deliberations concerning executive compensation during 1995.

DIRECTOR COMPENSATION

    Except for Mr. Roches, directors do not receive any compensation for their services, although directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings. In 1996, Mr. Roches was granted a nonqualified option to acquire 16,000 shares of Common Stock at an exercise price of $2.315 per share.

EXECUTIVE COMPENSATION



    The following tables provide information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 1996 and 1995 of those persons who were at December 31, 1996
(i)the chief executive officer and (ii)the four other most highly compensated (based upon combined salary and bonus) executive officers of the Company (collectively, with the chief executive officer, the "Named Officers").


                           SUMMARY COMPENSATION TABLE



                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                        AWARDS(1)
                                                       ANNUAL COMPENSATION            -------------
                                             ---------------------------------------   SECURITIES
                                                                       OTHER ANNUAL    UNDERLYING         ALL OTHER
  NAME AND PRINCIPAL POSITION                  SALARY       BONUS      COMPENSATION    OPTIONS (#)    COMPENSATION (2)
Robert F. Bernard ..............       1996  $  360,000  $   9,989      $      --              --         $      --
Chairman of the Board, President       1995     360,000         --        103,446(3)           --                --
and Chief Executive Officer

Edward V. Szofer ...............       1996     200,000         --             --             854               500
Vice President, Chief Operating        1995     199,000     25,000             --         115,704               500
Officer and Secretary

Kevin M. Gaskey ................       1996     165,000     15,000             --             490               500
Chief Financial Officer and            1995     160,500    141,250(4)          --         124,000               500
Treasurer

Susan B. Reardon ...............       1996     135,000         --             --             576               500
Director of Human Resources            1995     132,500     27,000             --         108,000               500

Glen A. Metelmann ..............       1996     136,000         --             --             582               500
Director of Marketing and Sales        1995     135,000     20,400             --         110,096               500
(5)


------------------------------


(1) The Company did not issue any restricted stock or grant any stock appreciation rights in 1996 or 1995. None of the Named Officers held any restricted stock as of December 31, 1996 and 1995, respectively.


(2) Represents matching payments under the Company's 401(k) Plan.

(3) Represents amounts paid as reimbursement for income tax liabilities incurred as a result of the Company's predecessors' earnings. See "The Company."

(4) Represents a cash bonus of $41,250 and the issuance of 61,800 shares of Common Stock on February 15, 1995.



(5) Mr. Metelmann served as the Company's Director of Marketing and Sales until April 1997, when he became the Company's Director of Marketing and Sales for Information Technology ("IT") Products.

    The following table sets forth certain information with respect to the grant of stock options by the Company to the Named Officers during 1996. No stock appreciation rights were granted to the Named Officers in 1996.


                             OPTION GRANTS IN 1996



                                                                                                         POTENTIAL REALIZABLE
                                                                                                           VALUE AT ASSUMED
                                                             INDIVIDUAL GRANTS (1)                         ANNUAL RATES OF
                                         --------------------------------------------------------------      STOCK PRICE
                                            NUMBER OF                                                      APPRECIATION FOR
                                           SECURITIES     % OF TOTAL OPTIONS    EXERCISE                   OPTION TERM (2)
                                           UNDERLYING         GRANTED TO          PRICE     EXPIRATION   --------------------
                                         OPTIONS GRANTED   EMPLOYEES IN YEAR     ($/SH)        DATE         5%         10%
Robert F. Bernard......................            --                 --               --           --          --         --
Edward V. Szofer.......................           854               1.2%        $   18.00      6/28/06   $   9,667  $  24,499
Kevin M. Gaskey........................           490                0.7            18.00      6/28/06       5,547     14,057
Susan B. Reardon.......................           576                0.8            18.00      6/28/06       6,520     16,524
Glen A. Metelmann......................           582                0.8            18.00      6/28/06       6,588     16,696

------------------------------

(1) These options, all of which are nonqualified stock options, were granted pursuant to the 1995 Incentive Stock Plan. These options vested 10% upon grant and vest an additional 22.5% on each of the first four anniversaries of the date of the grant. The exercise price is payable in cash or, subject to certain limitations, by delivery of shares of Common Stock.



(2) Potential realizable value is presented net of the option exercise price but before any federal or state income taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains are dependent on the future performance of the Common Stock and the option holder's continued employment throughout the vesting period. The potential realizable value does not represent the Company's prediction of its stock price performance. The amounts reflected in the table may not be achieved.




    The following table sets forth certain information with respect to option exercises in 1996 by the Named Officers and on the Named Officers' unexercised options at December 31, 1996.


      AGGREGATED OPTION EXERCISES IN 1996 AND YEAR-END 1996 OPTION VALUES



                                                                      NUMBER OF
                                                                SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                       SHARES                    UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                                     ACQUIRED ON    VALUE        AT YEAR-END 1996 (#)      AT YEAR-END 1996 ($) (1)
                                      EXERCISE     REALIZED   --------------------------  --------------------------
               NAME                      (#)         ($)      EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
Robert F. Bernard..................          --           --          --            --            --             --
Edward V. Szofer...................       5,000      101,275      32,572        78,806       731,735      1,752,332
Kevin M. Gaskey....................      20,000      403,225      31,149        73,341       696,392      1,634,865
Susan B. Reardon...................          --           --      35,157        73,419       785,973      1,635,459
Glen A. Metelmann..................      10,800      218,417      25,056        74,822       559,897      1,666,785


------------------------------

(1) The value per option is calculated by subtracting the exercise price from the closing price of the Common Stock on the Nasdaq National Market on December 31, 1996, which was $25.625.


EMPLOYMENT AGREEMENTS

    The Company is a party to substantially identical employment contracts with Messrs. Bernard, Szofer, Gaskey and Metelmann and Ms. Reardon, pursuant to which each of those individuals serves as an executive of the Company at compensation levels and terms to be agreed upon between those individuals and the Company. These agreements provide that upon termination of employment by the Company, other than for Cause (as defined in the agreements) or retirement, the Company shall pay the officer an amount equal to twice the executive's annual base compensation in effect at the time of termination in the case of Messrs. Bernard and Szofer and one year in the case of Messrs. Gaskey and Metelmann and Ms. Reardon. The agreements also provide that in the event of a Change in Control (as defined in the agreements) and the occurrence of certain events, and to the extent deductible under then applicable tax laws, the Company shall pay such executives a payment equal to two times the sum of: (i) the executives' most recent base annual compensation in effect at the date of the Change in Control; and (ii) the cash value of purchasing on an individual basis insurance protection (including dependent coverage) that is equal to the coverage then in effect with respect to the Company's health insurance plan, based upon the cost of such insurance coverage for a six-month period following the Change in Control date. Mr. Bernard's employment agreement does not provide for payments in the event of a Change in Control. Each of these executives is subject to noncompetition, nonsolicitation and nondisclosure covenants.

STOCK PLANS

    EMPLOYEE STOCK PURCHASE PLAN. The Company has reserved an aggregate of 800,000 shares of Common Stock for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"). Such shares may be authorized but unissued Common Stock, treasury shares or Common Stock purchased in the open market. The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and will permit eligible employees of the Company who have completed five full calendar months of service to purchase Common Stock through payroll deductions of up to 20% of their total cash compensation, provided that no employee may purchase more than $20,000 worth of stock in any calendar year. The Purchase Plan has two six-month offering periods, beginning on April 1 and September 1 of each year, with the first offering period commencing on May 3, 1996. The Purchase Price (as defined in the Purchase Plan) of Common Stock purchased under the Purchase Plan equals 90% of the market value of the Common Stock (as calculated in the Purchase Plan) on the first or last day of an offering period, whichever is lower. The Purchase Plan is administered by the Compensation Committee. The Board is able to amend or terminate the Purchase Plan at any time. However, the Board may not, without stockholder approval, modify the Purchase Plan if stockholder approval of the amendment is required for the Purchase Plan to continue to comply with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 423 of the Code.



    ESOP. The Company sponsors an Employee Stock Ownership Plan (the "ESOP"), covering substantially all employees of the Company. As of April 25, 1997, the ESOP owned 391,920 shares of Common Stock. The Company does not intend to make future contributions to the ESOP. See Note 9 of Notes to Financial Statements.


    1995 INCENTIVE STOCK PLAN. The Company has reserved an aggregate of 4,000,000 shares of Common Stock for issuance under the 1995 Incentive Stock Plan, as amended (the "Incentive Stock Plan"), which may be granted to employees and officers of the Company. The maximum number of shares that may be subject to awards granted to any participant in any fiscal year is 176,168 shares. The Incentive Stock Plan is administered by the Compensation Committee. The Incentive Stock Plan provides for awards, which may consist of Common Stock, restricted shares of Common Stock, NQSOs and ISOs to purchase shares of Common Stock, performance awards and stock appreciation rights ("SARs").

    The exercise price for options may be paid: (i) in cash; (ii) by surrendering shares already owned by the optionee; or (iii) if the Compensation Committee so determines by instructing a broker to sell enough of the optionee's exercised shares to deliver to the Company sufficient sales proceeds to pay the exercise price. The exercise price per share of Common Stock may not be less than 85% (100% in the case of an ISO) of the mean of the highest and lowest sales price for the Common Stock last reported on the Nasdaq National Market on the date the stock option is granted. The base value of an SAR will equal not less than 85% of the market value of a share of Common Stock on the grant date. Options and SARs to be granted under the Incentive Stock Plan must be exercised within fifteen years from the date of grant (ten years in the case of ISOs) and will generally vest in annual installments as determined by the Compensation Committee. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any ISOs granted under the Incentive Stock Plan may not be less than 110% of the fair market value of the Common Stock on the date of grant and the exercise period may not exceed five years from the date of grant.

    The Board of Directors can terminate or amend the Incentive Stock Plan at any time, except that no such action generally will be able to adversely affect any right or obligation regarding any awards previously made under the Incentive Stock Plan without the consent of the recipient. In addition, no amendment may be effective without the prior approval of stockholders, if such approval is required for the Incentive Stock Plan to continue to comply with applicable regulations of the Securities and Exchange Commission (the "Commission"). In the event of any changes in the capital structure of the Company, such as a stock dividend or split-up, the Board of Directors must make equitable adjustments to outstanding unexercised awards and to the provisions of the Incentive Stock Plan so that the net value of the award is not changed. If the Company becomes a party to a merger, reorganization, liquidation or similar transaction, the Board of Directors may make such arrangements it deems advisable regarding outstanding awards, such as substituting new awards for outstanding awards, assuming outstanding awards or terminating or paying for outstanding awards.



    At April 25, 1997, ISOs for 96,317 shares and NQSOs for 2,481,550 shares were outstanding under the Incentive Stock Plan.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth as of April 25, 1997 (except as otherwise indicated), certain information with respect to the beneficial ownership of Common Stock by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Named Officers; and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has
(a) an address in care of the Company's principal executive offices, and (b) to the Company's knowledge, sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder.



                                                                                               BENEFICIAL OWNERSHIP
                                                                                              -----------------------
                                                                                              NUMBER OF
                  NAME                                                                          SHARES      PERCENT
Robert F. Bernard (1).......................................................................   7,687,617        37.8%
Smith Barney Mutual Funds Management Inc. (2)...............................................   1,045,000         5.1
Smith Barney Holdings Inc. (2)..............................................................   1,101,105         5.4
Travelers Group Inc. (2)....................................................................   1,101,105         5.4
Putnam Investments, Inc. (3)................................................................   1,057,793         5.2
Edward V. Szofer (1)........................................................................     456,766         2.2
Kevin M. Gaskey (1).........................................................................     123,872       *
Susan B. Reardon (1)........................................................................      82,546       *
Glen A. Metelmann (1).......................................................................       2,871       *
Robert F. Steel (4).........................................................................          --          --
Paul D. Carbery (5).........................................................................     123,574       *
Lawrence P. Roches (1)......................................................................       4,000       *
All executive officers and directors as a group (8 persons) (1).............................   8,481,246        41.5%

------------------------------

* Less than one percent.

(1) Includes shares of Common Stock which can be acquired through the exercise of options within 60 days of April 25, 1997, as follows: Robert F. Bernard 6,663 shares, Edward V. Szofer 36,526 shares; Kevin M. Gaskey 33,872 shares; Susan B. Reardon 36,960 shares; Glen A. Metelmann 1,871 shares; Lawrence P. Roches 4,000 shares; and all executive officers and directors as a group 119,862 shares.



(2) As reported on a Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on February 14, 1997 (the "Travelers 13G") by Smith Barney Mutual Funds Management Inc. ("SBMFM"), Smith Barney Holdings Inc. ("SBH") and Travelers Group Inc. ("Travelers"). According to the Travelers 13G, SBMFM has shared voting and dispositive power with respect to 1,045,000 shares, and each of SBH and Travelers has shared voting and dispositive power with respect to 1,101,105 shares. The address of each of SBMFM, SBH and Travelers is 338 Greenwich Street, New York, New York 10013.



(3) As reported on a Schedule 13G filed with the Commission on January 31, 1997 (the "Putnam 13G") by Putnam Investments, Inc. ("PI"), Marsh & McLennan Companies, Inc., Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc. According to the Putnam 13G, PI has shared voting power with respect to 66,818 shares and shared dispositive power with respect to all 1,057,793 shares. The address of PI is One Post Office Square, Boston, Massachusetts 02109.


(4) Mr. Steel, a director of the Company, is a limited partner of Platinum Venture Partners I, L.P. and Platinum Venture Partners II, L.P. As such, Mr. Steel may be deemed to beneficially own the 37,564 shares of the Common Stock beneficially owned by Platinum Venture Partners I, L.P. and the 42,930 shares of the Common Stock beneficially owned by Platinum Venture Partners II, L.P. Mr. Steel disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 ("Exchange Act").

(5) Mr. Carbery, a director of the Company, is a general partner of Frontenac Company, which is the general partner of Frontenac VI Limited Partnership. As such, Mr. Carbery may be deemed to beneficially own the 123,574 shares of Common Stock beneficially owned by Frontenac VI Limited Partnership. Mr. Carbery disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.

                              CERTAIN TRANSACTIONS

    In August 1995, Frontenac purchased 173,832 preferred equity units in LP for $4.0 million and Platinum purchased 65,187 preferred equity units in LP for $1.5 million. The preferred equity units were converted into a like number of shares of Redeemable Preferred Stock in connection with the Reorganization, and such shares were converted into 1,912,148 shares of Common Stock immediately prior to the consummation of the Company's initial public offering. See "The Company." Contemporaneously with Frontenac's and Platinum's investment in preferred equity units, the Company redeemed 260,748 common equity units owned by Mr. Bernard at a redemption price of $5.75 per unit, or a total of $1.5 million.

    Frontenac and Platinum were granted certain registration rights with respect to the preferred equity units and any securities issuable upon conversion of the preferred equity units. They were also granted certain other rights, including:
(i) the right to each designate one member to the Company's five person Board of Directors; (ii) certain class voting rights; (iii) certain preferences upon liquidation, dissolution or winding up of the Company; (iv) a preferred dividend accrual of 10% per annum payable upon redemption of the preferred equity units; and (v) certain rights of first refusal and co-sale rights involving existing management securities. In addition, Frontenac, Platinum, Limited and each of Messrs. Bernard and Szofer entered into a Voting Agreement whereby the parties, other than Limited, agreed to vote in favor of the others' respective designees to the Board of Directors. The preferential rights, including those enumerated above, and the Voting Agreement, terminated immediately prior to the consummation of the Company's initial public offering.


    During the time when the Company's business was conducted as a partnership, various loans were made among Mr. Bernard, Limited and LP, all of which have been repaid. In January 1996, loans by the Company to Mr. Bernard aggregated $326,356 and bore interest at the per annum rate of prime less 2%. These loans were made to enable Mr. Bernard to make certain payments owed by him to an affiliate of the Company. Also in January 1996, loans from Mr. Bernard to the Company aggregated $317,413 and bore interest at the per annum rate of 10%. These loans were made for working capital and other general corporate purposes. On January 25, 1996, the loans were offset against each other and the remaining balance owed by Mr. Bernard to the Company was paid in full.


    In 1995 the Company acquired a 50% ownership interest in Sleep Relief L.L.C., an Illinois limited liability company ("Sleep Relief"). Sleep Relief develops and markets sleep laboratory software products and provides consulting, education and risk assessment services to providers involved in the practice of sleep medicine as well as organizations seeking to identify sleep disorders in targeted populations. In consideration of its ownership interest, the Company made a nominal capital investment in Sleep Relief and committed to provide up to $150,000 in technical and administrative support and to match capital contributions made by other interested parties, provided an appraisal determines that the value of Sleep Relief will increase by the value of the Company's contribution. Mr. Bernard serves on Sleep Relief's Management Committee.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company's authorized capital stock consists of 37,000,000 shares of Common Stock, par value $.001 per share, and 3,000,000 shares of preferred stock, $.001 par value per share, to be issued from time to time by the Board of Directors as shares of one or more classes or series ("Blank Check Preferred"). As of May 5, 1997, the Company has outstanding 20,344,950 shares of Common Stock, and no shares of Blank Check Preferred. As of May 5, 1997, there were 112 holders of record of Common Stock.


COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors.

    Subject to the rights of any then-outstanding shares of preferred stock, the holders of the Common Stock are entitled to such dividends as may be declared at the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of capital stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this offering will be, upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

    The Common Stock is listed on the Nasdaq National Market under the symbol "WHIT."

PREFERRED STOCK

    Subject to the provisions of the Company's Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue shares of Blank Check Preferred, to fix the number of such shares and to change the number of such shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of Blank Check Preferred, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Blank Check Preferred.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS;
  ANTI-TAKEOVER EFFECTS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

    The Company's Certificate of Incorporation and By-Laws provide that the directors of the Company shall be classified into three classes, with staggered three-year terms. See "Management -- Directors and Executive Officers." Any director may be removed only for cause upon the affirmative vote of at least 66% of the shares entitled to vote for the election of directors.

    The Company's By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a notice must generally be delivered not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

    The Company's By-Laws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors or the President of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

    The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

    The existence of Blank Check Preferred enables the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of the Company's management. The issuance of Blank Check Preferred pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Blank Check Preferred issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of Blank Check Preferred may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and By-Laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

REGISTRATION RIGHTS

    Under the terms of a Registration Agreement dated as of December 31, 1995 (the "1995 Registration Agreement"), among Frontenac, Platinum (collectively, the "1995 Investors") and the Company, at any time after May 8, 1996 (the closing date of the Company's initial public offering), the holders of a majority of the Registrable Stock (as defined therein), have the right to require the Company to register any or all of the Registrable Stock, subject to the conditions and limitations contained in the 1995 Registration Agreement. In addition, under the terms of a Registration Agreement dated May 8, 1996 (the "1996 Registration Agreement" and together with the 1995 Registration Agreement, the "Registration Agreements"), among the Company, Mr. Bernard and Mr. Szofer (Mr. Bernard and Mr. Szofer, together with the 1995 Investors, the "Investors"), at any time after May 8, 1997, Mr. Szofer has the right to require the Company to register 100,000 of his shares of Common Stock, subject to the conditions and limitations contained in the 1996 Registration Agreement.

    In addition, pursuant to the Registration Agreements and the conditions and limitations set forth therein, the Company is required to: (i) pay all associated Registration Expenses (as defined therein) in connection with certain registrations; (ii) use its best efforts to effect such registrations; and (iii) indemnify the Investors and certain of their affiliates against certain liabilities, including liabilities under the Securities Act, in connection with the registration of their shares.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                                 LEGAL MATTERS


    The legality of the issuance of the shares offered hereby has been passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois.


                                    EXPERTS

    The Financial Statements and Schedule of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 included herein and elsewhere in the Registration Statement, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete; with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of either of them or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, are also available on the Commission's Web site at http://www.sec.gov.


    The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy material and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed in the Nasdaq National Market, and such reports, proxy material and other information can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20549.

    Copies of reports, proxy and information statements and other information regarding registrants that file electronically are available on the Commission's Web site.

                              WHITTMAN-HART, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................     F-2

Balance Sheets at December 31, 1995 and 1996...............................................................     F-3

Statements of Earnings for the years ended December 31, 1994, 1995 and 1996................................     F-4

Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996....................     F-5

Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996..............................     F-6

Notes to Financial Statements..............................................................................     F-7

                          INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors

Whittman-Hart, Inc.:

    We have audited the accompanying balance sheets of Whittman-Hart, Inc. as of December 31, 1995 and 1996, and the related statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whittman-Hart, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
February 7, 1997

                              WHITTMAN-HART, INC.

                                 BALANCE SHEETS


                                                                                              DECEMBER 31,
                                                                                       --------------------------
                                                                                           1995          1996
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                            $  4,083,178  $ 35,898,095
  Short-term investments                                                                         --    30,901,003
  Trade accounts receivable, net of allowance for doubtful accounts of $100,000 and
    $160,000 in 1995 and 1996, respectively                                               8,785,240    15,564,791
  Income tax receivable                                                                          --       140,154
  Prepaid expenses and other current assets                                                 426,161     1,290,798
  Notes and interest receivable                                                             432,711        28,885
  Deferred income taxes                                                                     151,350       342,732
-----------------------------------------------------------------------------------------------------------------
    Total current assets                                                                 13,878,640    84,166,458
Property and equipment, at cost:
  Office furniture and equipment                                                          2,497,413     3,785,806
  Computer equipment and software                                                         2,019,435     4,262,257
  Automobiles                                                                               107,735        60,612
  Leasehold improvements                                                                    147,039       456,493
-----------------------------------------------------------------------------------------------------------------
                                                                                          4,771,622     8,565,168
  Less accumulated depreciation and amortization                                         (1,574,292)   (2,721,247)
-----------------------------------------------------------------------------------------------------------------
Net property and equipment                                                                3,197,330     5,843,921
Notes receivable                                                                             51,500       148,263
Other assets                                                                                202,847       454,379
-----------------------------------------------------------------------------------------------------------------
    Total assets                                                                       $ 17,330,317  $ 90,613,021
-----------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt                                                 $    550,363  $         --
  Notes payable -- stockholder                                                              317,413            --
  Accounts payable                                                                        1,264,048     1,333,854
  Accrued compensation and related costs                                                  5,843,859     8,600,608
  Accrued expenses and other liabilities                                                    863,916       981,718
  Distributions payable                                                                     860,646            --
-----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                             9,700,245    10,916,180
Long term debt, less current maturities                                                   1,134,729            --
Deferred income taxes                                                                       101,350        89,472
Deferred rent                                                                               538,934       888,165
-----------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                    11,475,258    11,893,817
Redeemable convertible preferred stock, 10%, $.001 par value, 239,019 shares
  authorized, issued and outstanding (redemption value $5,683,334)                        5,583,843            --
Stockholders' equity:
  Preferred stock, $.001 par value; 3,000,000 shares authorized, none issued and
    outstanding                                                                                  --            --
  Common stock, $.001 par value; 37,000,000 shares authorized, 10,742,744 and
    20,134,680 shares issued in 1995 and 1996, respectively                                  10,743        20,135
  Additional paid-in capital                                                                284,571    73,256,942
  Retained earnings                                                                              --     5,552,755
  Deferred compensation                                                                          --       (97,831)
-----------------------------------------------------------------------------------------------------------------
                                                                                            295,314    78,732,001
  Common stock held in treasury, at cost; 15,396 and 6,605 shares in 1995 and 1996,
    respectively                                                                            (24,098)      (12,797)
-----------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                              271,216    78,719,204
-----------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                         $ 17,330,317  $ 90,613,021
-----------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                              WHITTMAN-HART, INC.

                             STATEMENTS OF EARNINGS

                                                                               YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1994           1995           1996
-----------------------------------------------------------------------------------------------------------------
Revenues                                                              $  29,543,250  $  49,822,060  $  87,491,040
Cost of services                                                         17,727,690     30,392,200     52,691,990
-----------------------------------------------------------------------------------------------------------------
  Gross profit                                                           11,815,560     19,429,860     34,799,050

Costs and expenses:
  Selling                                                                 1,431,030      2,497,100      3,519,500
  Recruiting                                                              1,120,750      2,181,293      3,169,240
  General and administrative                                              8,088,921     13,038,560     20,694,323
-----------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                             10,640,701     17,716,953     27,383,063
-----------------------------------------------------------------------------------------------------------------
Operating income                                                          1,174,859      1,712,907      7,415,987
Other income (expense):
  Interest expense                                                         (101,060)      (214,620)       (47,400)
  Interest income                                                            20,980         98,850      1,565,360
  Other, net                                                                 44,723        133,030       (162,130)
-----------------------------------------------------------------------------------------------------------------
    Total other income (expense)                                            (35,357)        17,260      1,355,830
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                                                1,139,502      1,730,167      8,771,817
Income taxes (note 7)                                                        29,349        (50,000)     3,269,062
-----------------------------------------------------------------------------------------------------------------
Net income                                                            $   1,110,153  $   1,780,167  $   5,502,755
-----------------------------------------------------------------------------------------------------------------

Pro forma income data (unaudited) (note 7):
  Net income as reported                                              $   1,110,153  $   1,780,167  $   5,502,755
  Pro forma adjustment to provision for income taxes                        254,880        666,593             --
-----------------------------------------------------------------------------------------------------------------
  Pro forma net income (actual in 1996)                               $     855,273  $   1,113,574  $   5,502,755
-----------------------------------------------------------------------------------------------------------------

  Pro forma net income per share (actual in 1996)                                    $        0.08  $        0.30
-----------------------------------------------------------------------------------------------------------------
  Shares used in computing net income per share                                         14,129,772     18,271,665
-----------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                              WHITTMAN-HART, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                                                                                                   TREASURY STOCK AT
                                         COMMON STOCK      ADDITIONAL                                     COST
                                     --------------------    PAID-IN     RETAINED     DEFERRED     ------------------
                                       SHARES     AMOUNT     CAPITAL     EARNINGS   COMPENSATION    SHARES    AMOUNT      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993          1,384,855  $  1,385  $  (152,466) $       --   $      --       (4,340) $(36,635) $  (187,716)
Retroactive restatement for a
  four-for-one stock split in the
  form of a common stock dividend
  effective April 3, 1996             4,154,565     4,155       (4,155)         --          --      (13,020)       --           --
Retroactive restatement for a
  two-for-one stock split in the
  form of a common stock dividend
  effective December 10, 1996         5,539,420     5,539       (5,539)         --          --      (17,360)       --           --
----------------------------------------------------------------------------------------------------------------------------------
As restated                          11,078,840    11,079     (162,160)         --          --      (34,720)  (36,635)    (187,716)

Partnership income before business
  combination                                                1,110,153                                                   1,110,153
Purchase of common stock                                                                            (52,138)  (68,239)     (68,239)
Issuance of common stock                                        36,767                               83,622   100,644      137,411
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994         11,078,840    11,079      984,760          --          --       (3,236)   (4,230)     991,609

Partnership income before business
  combination                                                1,730,167                                                   1,730,167
Net income after business
  combination                                                               50,000                                          50,000
Purchase of common stock                                                                            (12,160)  (19,868)     (19,868)
Issuance of common stock                185,400       185      249,815                                                     250,000
Purchase and retirement of common
  stock                                (521,496)     (521)  (1,499,479)                                                 (1,500,000)
Partnership capital distributions                           (1,040,122)                                                 (1,040,122)
Redeemable convertible preferred
  stock dividends                                             (133,334)    (50,000)                                       (183,334)
Accretion of redeemable convertible
  preferred stock issuance costs                                (7,236)                                                     (7,236)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995         10,742,744    10,743      284,571          --          --      (15,396)  (24,098)     271,216

Net income                                                               5,502,755                                       5,502,755
Issuance of common stock              7,363,528     7,363   65,738,869                                                  65,746,232
Issuance of common stock from
  exercise of stock options              42,660        43      209,810                               46,563    84,406      294,259
Issuance of common stock from
  employee stock purchase plan           73,600        74      529,845                                                     529,919
Tax benefit related to stock plans                             836,976                                                     836,976
Purchase of common stock                                                                            (37,772)  (73,105)     (73,105)
Conversion of redeemable
  convertible preferred stock to
  common stock                        1,912,148     1,912    5,531,931      50,000                                       5,583,843
Deferred compensation from issuance
  of stock options                                             124,940                (124,940)                                 --
Amortization of deferred
  compensation                                                                          27,109                              27,109
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996         20,134,680  $ 20,135  $73,256,942  $5,552,755   $ (97,831)      (6,605) $(12,797) $78,719,204
----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                              WHITTMAN-HART, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                  YEARS ENDED DECEMBER 31,
                                                                             -----------------------------------
                                                                                1994        1995        1996
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                   $1,110,153  $1,780,167  $ 5,502,755
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                 340,699     600,946    1,277,085
  Deferred income taxes                                                              --     (50,000)    (203,260)
  Gain on disposition of property and equipment                                      --          --      (12,489)
  Gain on sales of short-term investments                                            --          --      (10,438)
  ESOP expense                                                                  137,411          --           --
  Executive stock expense                                                        29,168     241,668       30,214
  Changes in assets and liabilities:
    Trade accounts receivable, net                                           (1,080,687) (4,653,985)  (6,779,551)
    Income taxes receivable                                                          --          --      696,822
    Prepaid expenses and other current assets                                    26,672     204,839     (847,805)
    Notes receivable                                                           (127,874)     29,753      307,063
    Other assets                                                                  6,321    (120,389)    (251,532)
    Accounts payable                                                             67,412     818,665       69,806
    Accrued compensation and related costs                                      131,814   3,165,292    2,828,665
    Accrued expenses and other liabilities                                      394,282     (13,955)      42,802
    Deferred rent                                                               (83,312)    412,178      349,231
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       952,059   2,415,179    2,999,368
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of short-term investments                                                --          --  (38,980,367)
  Sales of short-term investments                                                    --          --    8,064,005
  Purchases of property and equipment                                        (1,717,907) (1,911,390)  (3,901,281)
  Proceeds from disposition of property and equipment                                --          --       43,000
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (1,717,907) (1,911,390) (34,774,643)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of redeemable convertible preferred stock, net of
    issuance costs                                                                   --   5,393,273           --
  Proceeds from issuance of bank debt                                         1,650,000     500,000       48,775
  Payments on bank debt                                                        (456,220)   (492,738)  (1,733,867)
  Payments on related party debt                                               (265,000)         --     (317,413)
  Proceeds from issuance of common stock, net of issuance costs                      --          --   65,719,102
  Proceeds from exercise of stock options                                            --          --      277,427
  Proceeds from employee stock purchase plan                                         --          --      529,919
  Purchase of common stock                                                      (68,239) (1,519,868)     (73,105)
  Partnership capital distributions                                                  --    (179,476)    (860,646)
  Checks issued in excess of bank balance                                       (94,693)   (121,802)          --
----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                       765,848   3,579,389   63,590,192
----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                            --   4,083,178   31,814,917
Cash and cash equivalents at beginning of year                                       --          --    4,083,178
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $       --  $4,083,178  $35,898,095
----------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
  Interest paid                                                              $   82,060  $  225,480  $    58,181
  Income taxes paid                                                                  --          --    2,775,500
Supplemental disclosures of noncash financing activities:
  Issuance of common stock to executives                                             --     250,000      102,130
  Partnership capital distribution payable                                           --     860,646           --
  Conversion of redeemable convertible preferred stock                               --          --    5,583,843
  Tax benefit related to stock plans                                                 --          --      836,976
  Accretion of redeemable convertible preferred stock dividends and
    issuance costs                                                                   --     190,570           --


See accompanying notes to financial statements.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    The Company, being incorporated under the General Corporation Law of the State of Delaware (the "DGCL"), is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which such person is made a party or threatened to be made a party by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

    The Company's Certificate of Incorporation and By-Laws contain provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law.

    Article Eighth of the Company's Certificate of Incorporation eliminates, to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended or supplemented, or any corresponding provision of the DGCL, the personal liability of directors. That paragraph allows corporations incorporated under the DGCL to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. However, that paragraph does not allow corporations to limit the liability of a director: (i) for any breach of his or her duty of loyalty to the corporation or its stockholders;
(ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violations of law; (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction for which the director derived an improper personal benefit.


    The Company maintains liability insurance for its directors and officers.



ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE


    (a) Exhibits


 EXHIBIT
   NO.                                                  DESCRIPTION
---------  -----------------------------------------------------------------------------------------------------
 2.1       Unit Contribution Agreement dated as of December 28, 1995 among Robert Bernard, F-WH Corporation,
             PVP-WH Corporation, Whittman-Hart General Partner, Ltd. and Whittman-Hart, Inc.*

 3.1       Amended and Restated Certificate of Incorporation of the Company, as amended.**

 3.2       Second Amended and Restated By-Laws of the Company.*

 4.1       Specimen stock certificate representing Common Stock.*

 5.1       Opinion of McDermott, Will & Emery**

10.1       Executive Employment Agreement between the Company and Robert F. Bernard effective as of June 15,
             1995.*

10.2       Executive Employment Agreement between the Company and Edward V. Szofer effective as of June 15,
             1995.*

10.3       Executive Employment Agreement between the Company and Kevin M. Gaskey effective as of June 15,
             1995.*

10.4       Executive Employment Agreement between the Company and Susan B. Reardon effective as of June 15,
             1995.*

10.5       Executive Employment Agreement between the Company and Glen A. Metelmann effective as of June 15,
             1995.*

10.6       Form of Employment Agreement (Manager).*

10.7       Form of Employment Agreement (Consultant).*

10.8       1995 Incentive Stock Plan dated December 29, 1995.*

10.9       Employee Stock Purchase Plan.*

10.10      Whittman-Hart Corporation II Employee Stock Ownership Plan.*

10.11      Lease for 311 S. Wacker Drive, Chicago, Illinois.*

10.12      Stockholders Agreement among Robert F. Bernard, Edward V. Szofer, F-WH Corporation, PVP-WH
             Corporation, Whittman-Hart General Partner, Ltd. and the Company dated December 31, 1995.*

10.13      Registration Agreement between the Company, F-WH Corporation and PVP-WH Corporation dated as of
             December 31, 1995.*

10.14      Form of Registration Agreement among the Company, Robert F. Bernard and Edward V. Szofer.*

10.15      Loan and Security Agreement by and between American National Bank and Trust Company of Chicago and
             Whittman-Hart L.P. dated as of August 1, 1994, as amended and related LIBOR Borrowing Agreement dated July 21, 1995.*

10.16      Loan Agreement by and between American National Bank and Trust Company of Chicago and the Company
             dated as of July 25, 1996.***

10.17      Promissory Note (Unsecured) by the Company dated April 30, 1997 in the amount of $5,000,000 in favor of American National Bank and Trust Company of Chicago.

10.18      London Interbank Offered Rate Borrowing Agreement executed by the Company and accepted by American
             National Bank and Trust Company of Chicago on April 30, 1997.

11.1       Statement Regarding Computation of Per Share Earnings.

23.1       Consent of KPMG Peat Marwick LLP.

23.2       Consent of McDermott, Will & Emery (contained in its opinion filed as Exhibit 5.1 hereto)**.

24.1       Powers of Attorney**.

27.1       Financial Data Schedule.


------------------------

  * Incorporated herein by reference to Whittman-Hart, Inc. Registration Statement on Form S-1 (No. 333-1778), which was declared effective by the Commission on May 2, 1996.

 ** Incorporated herein by reference to Whittman-Hart, Inc. Registration
    Statement on Form S-1 (No. 333-18059), which was declared effective by the Commission on January 3, 1997.

*** Incorporated herein by reference to Whittman-Hart, Inc. Registration
    Statement on Form S-1 (No. 333-09617), which was declared effective by the Commission on August 21, 1996.

    (b) Financial Statement Schedule:
       Report of Independent Auditors
       Schedule II: Valuation and Qualifying Accounts

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.


ITEM 22.  UNDERTAKINGS.



    The undersigned registrant hereby undertakes:




        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.



            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



    (5) As follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



    (6) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



    (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



    (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on May 7, 1997.


                                WHITTMAN-HART, INC.

                                By:            /s/ ROBERT F. BERNARD
                                     -----------------------------------------
                                                 Robert F. Bernard
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on this 7th day of May, 1997.





                      SIGNATURE                                                   TITLE
------------------------------------------------------  ---------------------------------------------------------

                          *
     -------------------------------------------        President, Chief Executive Officer and Chairman of the
                  Robert F. Bernard                       Board of Directors (Principal Executive Officer)

                          *
     -------------------------------------------        Chief Financial Officer and Treasurer (Principal
                   Kevin M. Gaskey                        Financial and Accounting Officer)

                          *
     -------------------------------------------        Director
                   Edward V. Szofer

                          *
     -------------------------------------------        Director
                   Paul D. Carbery

                          *
     -------------------------------------------        Director
                   Robert F. Steel

                          *
     -------------------------------------------        Director
                   Larry P. Roches


*By:         /s/ ROBERT F. BERNARD
      -----------------------------------
               Robert F. Bernard
               ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


  EXHIBIT
    NO.                                                DESCRIPTION                                               PAGE
-----------  ------------------------------------------------------------------------------------------------  ---------
       2.1   Unit Contribution Agreement dated as of December 28, 1995 among Robert Bernard, F-WH
               Corporation, PVP-WH Corporation, Whittman-Hart General Partner, Ltd. and Whittman-Hart, Inc.*

       3.1   Amended and Restated Certificate of Incorporation of the Company, as amended.**

       3.2   Second Amended and Restated By-Laws of the Company.*

       4.1   Specimen stock certificate representing Common Stock.*

       5.1   Opinion of McDermott, Will & Emery**

      10.1   Executive Employment Agreement between the Company and Robert F. Bernard effective as of June
               15, 1995.*

      10.2   Executive Employment Agreement between the Company and Edward V. Szofer effective as of June 15,
               1995.*

      10.3   Executive Employment Agreement between the Company and Kevin M. Gaskey effective as of June 15,
               1995.*

      10.4   Executive Employment Agreement between the Company and Susan B. Reardon effective as of June 15,
               1995.*

      10.5   Executive Employment Agreement between the Company and Glen A. Metelmann effective as of June
               15, 1995.*

      10.6   Form of Employment Agreement (Manager).*

      10.7   Form of Employment Agreement (Consultant).*

      10.8   1995 Incentive Stock Plan dated December 29, 1995.*

      10.9   Employee Stock Purchase Plan.*

      10.10  Whittman-Hart Corporation II Employee Stock Ownership Plan.*

      10.11  Lease for 311 S. Wacker Drive, Chicago, Illinois.*

      10.12  Stockholders Agreement among Robert F. Bernard, Edward V. Szofer, F-WH Corporation, PVP-WH
               Corporation, Whittman-Hart General Partner, Ltd. and the Company dated December 31, 1995.*

      10.13  Registration Agreement between the Company, F-WH Corporation and PVP-WH Corporation dated as of
               December 31, 1995.*

      10.14  Form of Registration Agreement among the Company, Robert F. Bernard and Edward V. Szofer.*

      10.15  Loan and Security Agreement by and between American National Bank and Trust Company of Chicago and Whittman-Hart L.P. dated as of August 1, 1994, as amended and related LIBOR Borrowing
               Agreement dated July 21, 1995.*

      10.16  Loan Agreement by and between American National Bank and Trust Company of Chicago and the
               Company dated as of July 25, 1996.***

      10.17  Promissory Note (Unsecured) by the Company dated April 30, 1997 in the amount of $5,000,000 in favor of American National Bank and Trust Company of Chicago..................................

      10.18  London Interbank Offered Rate Borrowing Agreement executed by the Company and accepted by
               American National Bank and Trust Company of Chicago on April 30, 1997.........................

      11.1   Statement Regarding Computation of Per Share Earnings...........................................

      23.1   Consent of KPMG Peat Marwick LLP................................................................

  EXHIBIT
    NO.                                                DESCRIPTION                                               PAGE
-----------  ------------------------------------------------------------------------------------------------  ---------
      23.2   Consent of McDermott, Will & Emery (contained in its opinion filed as Exhibit 5.1 hereto)**.

      24.1   Powers of Attorney**.

      27.1   Financial Data Schedule.........................................................................

------------------------

  * Incorporated herein by reference to Whittman-Hart, Inc. Registration Statement on Form S-1 (No. 333-1778), which was declared effective by the Commission on May 2, 1996.

 ** Incorporated herein by reference to Whittman-Hart, Inc. Registration
    Statement on Form S-1 (No. 333-18059), which was declared effective by the Commission on January 3, 1997.

*** Incorporated herein by reference to Whittman-Hart, Inc. Registration
    Statement on Form S-1 (No. 333-09617), which was declared effective by the Commission on August 21, 1996.

    (b) Financial Statement Schedule:
       Report of Independent Auditors
       Schedule II: Valuation and Qualifying Accounts

                          INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
Whittman-Hart, Inc.:



    Under date of February 7, 1997, we reported on the balance sheets of Whittman-Hart, Inc. as of December 31, 1995 and 1996, and the related statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which are included in the Prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.



    In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



                                          KPMG Peat Marwick LLP



Chicago, Illinois
February 7, 1997

                                                                     SCHEDULE II

                              WHITTMAN-HART, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                        Balance at   Charged to
                                         Beginning    Costs and                  Balance at
Description                               of Year     Expenses    Deductions(1)  End of Year
--------------------------------------------------------------------------------------------
For the year ended December 31, 1996:
    Allowance for doubtful accounts      $ 100,000    $ 338,478     $(278,478)    $ 160,000

For the year ended December 31, 1995:
    Allowance for doubtful accounts        346,874      113,807      (360,681)      100,000

For the year ended December 31, 1994:
    Allowance for doubtful accounts         99,312      371,977      (124,415)      346,874

(1) Bad debts written off.

                                      S-2